Exhibit 99.1

Cancellation of the remaining publicly held Valora shares and delisting from the Swiss stock exchange as of 17 April 2023

The court of competent jurisdiction has approved the cancellation proceeding of Fomento Económico Mexicano, S.A.B. de C.V., Monterrey, Mexico (“FEMSA”), carried out through Impulsora de Marcas e Intangibles, S.A. de C.V. Monterrey, Mexiko (“Impulsora”), a wholly-owned subsidiary of FEMSA. FEMSA thus now holds 100 percent of Valora Holding AG The shares of Valora Holding AG will be delisted from SIX Swiss Exchange on 17 April 2023.

The court of competent jurisdiction of the canton Basel-Landschaft has declared the registered shares of Valora Holding AG still held by the public with a nominal value of CHF 1.00 each (the “Valora Share”) to be cancelled. The ruling became final and enforceable on 29 March 2023.

The holders of the cancelled Valora Shares will receive a cash settlement determined in reference to FEMSA’s public tender offer (carried out through Impulsora) of 26 July 2022 in the amount of the offer price of CHF 260.00 per share. FEMSA initiated the corresponding squeeze-out process at the beginning of November 2022.

SIX Exchange Regulation AG has now set the last trading day of the Valora Share as of 14 April 2023 by decision dated 3 April 2023. The Valora Share will be delisted as of 17 April 2023.

This ad hoc announcement is available online at www.valora.com/newsroom.

If you have any questions, please do not hesitate to contact:

Investor Contact (52) 818-328-6000 investor@femsa.com.mx femsa.gcs-web.com	Media Contact (52) 555-249-6843 comunicacion@femsa.com.mx femsa.com

Investor Relations +41 61 467 21 23 ir@valora.com Annette Carrer-Martin	Media Relations +41 61 467 24 53 media@valora.com Martin Zehnder

About FEMSA:

FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through a Proximity Division operating OXXO, a small-format store chain, OXXO Gas, a chain of retail service stations, and Valora, an operator of convenience and foodvenience formats present in 5 countries in Europe. In the retail industry it also participates though a Health Division, which includes drugstores and related activities and Digital@FEMSA, which includes Spin by OXXO and OXXO Premia, among other loyalty and digital financial services initiatives. In the beverage industry, it participates through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume; and in the beer industry, as the second largest shareholder of Heineken, one of the world’s leading brewers with operations in over 70 countries. FEMSA also participates in the logistics and distribution industry through its Strategic Business Unit, which additionally provides point-of-sale refrigeration and plastic solutions to its business units and third-party clients. Across its business units, FEMSA has more than 350,000 employees in 18 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index: S&P/BMV Total México ESG, among other indexes that evaluate its sustainability performance.

More information is available at www.femsa.com

About Valora

Each and every day, around 15,000 employees in the Valora network work to brighten up their customers’ journey with a comprehensive foodvenience offering – nearby, quick, convenient and fresh. The around 2,700 small-scale points of sale of Valora are located at highly frequented locations in Switzerland, Germany, Austria, Luxembourg and the Netherlands. The company includes, among others, k kiosk, Brezelkönig, BackWerk, Ditsch, Press & Books, avec, Caffè Spettacolo, Frittenwerk and the popular own brand ok.– as well as a continuously growing range of digital services. Valora is also one of the world’s leading producers of pretzels and benefits from a well-integrated value chain in the area of baked goods. The Valora Group with its registered office in Muttenz in Switzerland is the European retail unit of Fomento Económico Mexicano, S.A.B. de C.V. (FEMSA).

More information is available at www.valora.com.

Disclaimer

This document contains forward-looking statements referring to topics that are not based on historical fact and cannot otherwise be proven by referring to past events. Forward-looking statements are based on our current expectations and assumptions and are subject to uncertainties as well as known and unknown risks. These uncertainties and risks, along with other factors, may mean that actual future events and developments, including Valora’s results, financial position and development, significantly deviate from what was explicitly or implicitly stated or assumed in the forward-looking statements. The information, opinions and forward-looking statements contained in this document only apply at the time of publication. Valora is not obligated to review or update forward-looking statements in light of new information or future developments or for any other reasons. This media release is not intended as a recommendation to buy securities.